

August 9, 2011

Via E-mail
Alyson G. Beasley
Vice President & Treasurer
Southeastern Banking Corporation
P. O. Box 455, 1010 North Way
Darien, Georgia 31305

> **Re:** **Southeastern Banking Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 29, 2011**
> **File No. 000-32627**

Dear Ms. Beasley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

TDRs, page 28

1.   We note that you do not separately quantify TDRs on nonaccrual status. Please revise future filings to disclose the total amount of loans classified as TDRs at each period end separately identifying those on accrual and nonaccrual status.

<u>Other, page 31</u>

2.   You disclose that you had $4.5 million of impaired loans with a specific allowance of $866 thousand that continued to accrue interest. You also disclose on page 57 that the accrual of interest on loans is discontinued when the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Please explain to us in detail and revise future filings to disclose how you determined that these impaired loans did not meet the nonaccrual criteria. Specifically describe the key differences between these impaired loans and other impaired loans on nonaccrual status.

<u>Critical Accounting Policies - Allowance for Loan Losses, page 43</u>

3.   Please revise future filings to disclose how often you obtain updated appraisals for impaired loans and REO.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 1. Significant Accounting Policies – Allowance for Loan Losses, page 58</u>

4.   Please revise future filings to discuss in detail your charge-off policies by loan segment. Also address the following:

    a.   Disclose whether you charge-off a loan after the loan is a certain number of days delinquent;

    b.   Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve;

    c.   Revise to disclose the amount of impaired loans at each balance sheet date for which you have recorded partial charge-offs and the amount charged-off; and

    d.   Clearly describe how partial charge-offs on nonperforming loans impact credit loss statistics and trends, especially the coverage ratio.

5.   You disclose that the general component of the allowance for loan losses is based on historical loss (i.e. charge-off) experience adjusted for various qualitative factors which are reviewed and modified periodically. Please revise future filings to:

    a.   Specify, by loan segment, how many years of charge-offs you use in your loan loss methodology;

    b.   Quantify, by loan segment, the adjustments/loss factors made to historical losses for each period presented;

      c.   Discuss the specific reasons the adjustments/loss factors were warranted; and

      d.   Quantify the amount of the allowance for loan losses that is attributable to the adjustments/loss factors as of each period end presented and provide an analysis related to any trends.

Note 3. Loans and Allowance for Loan Losses, page 66

6.   We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

7.   Please revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

8.   Please revise future filings to explicitly disclose the date or range of dates for which your internal loan risk-ratings were updated. Refer to ASC 310-10-50-29(c).

9.   Please revise future filings to disclose the amount of interest income recognized on impaired loans that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Item 9A. Controls and Procedures, page 89

10.   Please amend your document to include management's report on internal control over financial reporting. Refer to Item 308(a) Regulation S-K.

11.   We note you filed your December 31, 2010 Form 10-K and your March 31, 2011 Form 10-Q after the respective reporting deadlines. Considering these facts, as well as the fact that you do not appear to include a required management's report on internal control over financial reporting as of December 31, 2010 in your December 31, 2010 Form 10-K, please tell us how you were able to conclude that your disclosure controls and procedures were effective at December 31, 2010 and March 31, 2011 or amend your documents to revise your conclusions.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule 14A

Compensation Committee Interlocks and Insider Participation, page 21

12.   We note the disclosure on page 21 that loans to certain directors, executive officers, principal shareholders, and their affiliates, including members of immediate families, were made on substantially the same terms as those prevailing at the time for comparable transactions with other customers. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3698 with any other questions.

                                        Sincerely,

                                        /s/Mark Webb

                                        Mark Webb
                                        Legal Branch Chief